FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 3, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 3, 2016 – Notice of AGM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2016

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

ARM Holdings plc (the "Company")

Notice of AGM

The Company announces that its 2016 Annual General Meeting will be held on Thursday 28 April 2016 at 2.00 p.m. at 110 Fulbourn Road, Cambridge, CB1 9NJ.

In connection with this, the following documents are being posted or made available to shareholders today:

·	the Notice of Annual General Meeting; and

·	the Form of Proxy in relation to the Annual General Meeting.

Copies of these documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM.

The Notice of the 2016 Annual General Meeting is also available to view on the Company's website at www.arm.com/agm

The 2015 Annual Report and Accounts are available to view on the Company's website at www.arm.com/reporting

Disclosure of Home Member State

For the purpose of the Transparency Directive, the Home Member State of ARM Holdings plc is the United Kingdom.

End

Contacts:

Sarah West/Ben Fry	Ian Thornton/Phil Sparks
Brunswick +44 (0)207 404 5959	ARM Holdings plc +44 (0)1628 427800